February 24, 2011

Kimberly Browning

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	MassMutual Premier Funds (the “Trust”)

1933 Act File No. 33-82366

1940 Act File No. 811-08690

Comments received for PEA No. 51 filed on December 30, 2010

Dear Ms. Browning:

Below is a summary of the comments I received from you on February 18, 2011 regarding the above-mentioned Trust, together with our responses. I appreciate the time you took to carefully review this document and have tried to address your comments. I would greatly appreciate your contacting me at 413-744-7218 as soon as possible if you have any further questions or comments. Thank you.

Prospectus Comments

Comment 1:	Global Comment – Please confirm if, in the Fees and Expenses of the Fund section, the fee waiver for Class Z shares apply to all other shares offered by the Funds.

Response 1:	We confirm that the same waiver is being applied to all share classes for each Fund.

Comment 2:	Global Comment – In the Fees and Expenses of the Fund section, please revise the Example to track the wording provided in Item 3 of Form N-1A.

Response 2:	Instruction 1(b) to Item 3 of Form N-1A states that “A Fund may modify the narrative explanations if the explanations contain comparable information to that shown.” We believe that our disclosure is therefore in compliance with the Form.

Comment 3:	Global Comment – Please refrain from using equivocal terms (e.g., other, including, but not limited to) in the Funds’ Principal Investment Strategies. Please correct this in future filings.

Response 3:	We acknowledge this comment and will consider this principle in drafting and revising disclosure in future filings to the extent required by Rule 421(d) under the Securities Act or other applicable law.

Comment 4:	Global Comment – Each Fund’s Principal Investment Strategies state that it may invest in cash. Please confirm that this is a Principal Investment Strategy for each Fund and add disclosure to explain why this strategy is used.

Response 4:	Because the Funds are open-end mutual funds, they must stand ready to redeem shares at net asset value at all times, and an important part of a Fund’s (indeed, any mutual fund’s) investment program is the management of its cash position. The disclosure reflects that fact.

Comment 5:	Premier Inflation-Protected and Income Fund - Please provide an explanation as to what happens if a security falls below investment grade (e.g., sell or hold securities). Also, please explain who determines credit quality and what happens if the security is unrated.

Response 5:	We will add disclosure to address these issues.

Comment 6:	Premier Inflation-Protected and Income Fund – The Fund’s Principal Investment Strategies section states that it may invest in dollar roll and reverse repurchase transactions. Please confirm that these are Principal Investment Strategies for the Fund and explain why they are used.

Response 6:	We confirm that reverse repurchase transactions are a Principal Investment Strategy for the Fund but that dollar roll transactions are not. Reverse repurchase transactions are used to generate additional income for the Fund. The disclosure will be adjusted accordingly.

Comment 7:	Premier Inflation-Protected and Income Fund – Please explain why in the Fund’s Principal Investment Strategies section, both the Consumer Price Index for Urban Consumers (the “CPI-U”) and Barclays Capital U.S. Treasury Inflation Protected Securities (TIPS) Index (Series – L) are referenced. Also, please revise the disclosure stating that the Fund will “seek to reduce tracking error...”

Response 7:	We will delete reference to the Barclays TIPS index and delete the disclosure stating that the Fund will seek to reduce tracking error.

Comment 8:	Global Comment – Each Fund’s Principal Investment Strategies section when describing derivatives uses the phrases, “to adjust various portfolio characteristics” and “as a substitute for cash investments.” Please revise the disclosure to define these terms in plain English. Also, does “as a substitute for cash investments” mean for speculative purposes?

Response 8:	In most cases, the language, “to adjust various portfolio characteristics,” is followed by the language, “including the duration of the Fund’s portfolio,” which we believe provides a fair description of the use of the derivatives for that purpose. The reference to use of derivatives as a substitute for cash investments does not necessarily mean “for speculative purposes,” but rather any purpose for which the Fund might invest in the underlying instruments.

Comment 9:	Global Comment – Please confirm that all principal risks are listed for each Fund and that they tie back to a principal strategy.

Response 9:	We confirm.

Comment 10:	Global Comment – Principal Risks and Fundamental Investment Restrictions – It is the staff’s position that a carveout should be added to each Fund’s borrowing limitation to reflect that the Fund will not purchase additional securities while outstanding borrowings exceed 5% or the Fund’s Principal Investment Strategies should be revised to reflect how the Fund is going to leverage

Response 10:	We do not believe the requested information is required to be added and are not aware of any legal basis for the requested change.

Comment 11:	Global Comment – Please be more specific in the Principal Risks sections to ensure that there is risk disclosure that ties back to each derivative mentioned in the Principal Investment Strategies sections. Please avoid using general disclosure.

Response 11:	We believe that the level of disclosure provided regarding derivatives risk is appropriate in the context. We do not believe that a detailed description of the risks of every derivative in which a Fund may engage would necessarily provide the reader with a significantly more useful understanding of the risks of a Fund’s use of derivatives generally, but might in fact be unduly detailed and repetitive.

Comment 12:	Global Comment – In the Performance Information section, the performance information for Class Z shares should be provided in a footnote to the Average Annual Total Returns table and not in the preceding paragraph.

Response 12:	We will make this change.

Comment 13:	Global Comment – In the Purchase and Sale of Fund Shares section, please confirm that there are no minimum initial or subsequent investment requirements.

Response 13:	We confirm that there are no such minimums.

Comment 14:	Global Comment – The “Payments to Broker-Dealers and Other Financial Intermediaries” section should track Form N-1A.

Response 14:	The second sentence of Item 8 of Form N-1A states that “A Fund may modify the statement if the modified statement contains comparable information.” We feel that our statement is therefore in compliance with the Form.

Comment 15:	Premier High Yield Fund – The Fund’s Principal Investment Strategies section references “respected management or equity sponsor(s).” Please add disclosure to define the terms “respected management or equity sponsor(s)” in plain English.

Response 15:	We will add clarifying disclosure.

Comment 16:	Premier Strategic Emerging Markets Fund –In the Principal Investment Strategies section with respect to investment in foreign securities, the Fund states that it invests “a substantial portion of its assets in, or derives a substantial portion of its revenues from emerging market countries.” However, the Additional Information Regarding Investment Objectives and Principal Investment Strategies section articulates a 50% test. Please confirm if the term substantial and the 50% test have the same meaning and, if not, please explain and define the term “substantial” in plain English.

Response 16:	We confirm that the term “substantial” does mean at least 50%.

Comment 17:	Premier Strategic Emerging Markets Fund –The Principal Investment Strategies section states that the Fund may enter into foreign currency options. Please clarify whether the Fund can write options or just buy put and call options.

Response 17:	We confirm that the Fund will only buy put and call options.

Comment 18:	Global Comment – The Additional Information Regarding Investment Objectives and Principal Investment Strategies section, Other Investments; Use of Derivatives; Securities Loans states that “Many of these investments are described in the Statement of Additional Information (“SAI”).” The word “many” should be deleted, as all non-principal investment strategies must be disclosed.

Response 18:	We will make this change.

Comment 19:	Global Comment – The Additional Information Regarding Investment Objectives and Principal Investment Strategies section, Other Investments; Use of Derivatives; Securities Loans states that a Fund “may enter into securities loans as a non-principal investment strategy,” while the Funds’ Statement of Additional Information (“SAI”) states that the Funds may make “loans of portfolio securities of not more than 33% of its total assets.” Please add additional disclosure to clarify this discrepancy.

Response 19:	We do not believes that a Fund’s engaging in securities lending on securities with a value of up to 33% of its assets necessarily implies that securities lending is a principal strategy of the Fund. A Fund may consider such transactions to provide attractive current income at low risk, but not to be a principal element of the Fund’s investment program.

Comment 20:	Global Comment – Please confirm that all of the principal investment risks contained in the Additional Information Regarding Principal Risks section are summarized in the Item 4 disclosure.

Response 20:	We confirm that all of the principal investment risks contained in the Additional Information Regarding Principal Risks section are summarized in the Item 4 disclosure.

Comment 21:	Global Comment – With respect to the Leveraging Risk disclosure in the Additional Information Regarding Principal Risks section, please explain if this is leveraging risk from derivatives or traditional borrowing.

Response 21:	Leveraging Risk can derive from either, and the disclosure is intended to cover both types of risk. The Funds can both borrow money by entering into reverse repurchase transactions and can enter into derivatives transactions.

Comment 22:	Global Comment – The Buying, Redeeming and Exchanging Shares Section states that purchase orders will be priced after being received in good form and “accepted by the transfer agent, MassMutual or another intermediary authorized for this purpose.” There is also disclosure that states that “The Funds redeem their shares at their next NAV computed after your redemption request is received and accepted by the transfer agent, MassMutual or another intermediary.” Please clarify what “and accepted” means.

Response 22:	We will remove the term “and accepted” and add some additional disclosure to clarify this section.

SAI Comments

Comment 1:	Please confirm that (i) all non-principal risks and strategies are disclosed in the SAI, (ii) any principal risks and strategies that are disclosed in the SAI are also disclosed in the prospectus, and (iii) the Funds’ principal investment strategies are distinguished from its non-principal investment strategies in the SAI.

Response 1:	We confirm that all material non-principal risks and strategies are disclosed in the SAI and that any principal risks and strategies that are disclosed in the SAI are also disclosed in the prospectus. With respect to distinguishing the Funds’ principal investment strategies from its non-principal investment strategies, we do not believe that Form N-1A prescribes that a distinction needs to be made between a fund’s principal and non-principal strategies in its SAI. We also believe it would add unnecessary complexity to an SAI that provides information for multiple Funds with varying principal and non-principal strategies and risks. Therefore, we respectfully decline to modify our disclosure.

Comment 2:	Non-Fundamental Investment Restrictions – If any Fund can pledge assets to secure borrowings it should have a 33 1/3% policy for this activity.

Response 2:	We do not believe that such a policy is required.

Comment 3:	Fundamental Investment Restrictions – It is the staff’s position that a carveout should be added to each Fund’s borrowing limitation to reflect that the Fund will not purchase additional securities while outstanding borrowings exceed 5% or the Fund’s Principal Investment Strategies should be revised to reflect how the Fund is going to leverage.

Response 3:	We do not believe the requested information is required to be added and are not aware of any legal basis for the requested change.

We acknowledge the following: (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) SEC staff comments or changes to disclosure in response to SEC staff comments in the filings reviewed by the SEC staff do not foreclose the SEC from taking any action with respect to the filings; and (iii) the Registrant may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States. As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Registrant.

Very truly yours,

/s/Andrew M. Goldberg

Andrew M. Goldberg

Vice President, Clerk, and Chief Legal Officer, MassMutual Premier Funds

Assistant Vice President and Counsel, Massachusetts Mutual Life Insurance Company